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                                                                     EXHIBIT II

                                AD HOC - RELEASE

Mainz, August 29, 2002 (Neuer Markt, Frankfurt, "PRC" / ID No. 625 910; Nasdaq, OTC BB: PCAGY). PrimaCom improved revenue, operating and bottom line results in the first half of 2002.

Total revenue increased by 13.6 percent to Euro 89.2 million in the first half of 2002 versus the first half of 2001. During the same period operating loss decreased by 88.3 percent to Euro 2.4 million and net loss by 4.5 percent to Euro 51.0 million. EBITDA and adjusted EBITDA were both up for the first six months by 11.4 percent to Euro 37.0 million and by 7.9 percent to Euro 37.9 million respectively.

The company successfully finalized its re-capitalization in the second quarter with a near unanimous vote by its shareholders. At June 30, 2002 aggregated consolidated indebtedness was Euro 898 million, which primarily breaks down into Euro 498 million of senior bank debt, Euro 385 million convertible second secured debt. With free cash flow improving considerably, the stabilization of the capital structure will allow a stronger focus on operations. It now appears PrimaCom will reach the higher end of its anticipated EBITDA for the full year.

PrimaCom will report more details of its first half 2002 results in a comprehensive press release later today. Further information can be obtained at WWW.PRIMACOM.DE.


Contact:     Alexander M. Hoffmann, Director, Investor Relations
             Phone +49 6131 9310 150;
             email  investor@primacom.de
             PrimaCom AG, Hegelstrasse 61, 55122 Mainz, Germany www.primacom.de